UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 22, 2016, Concordia International Corp. issued a press release that included a statement on the sale of its common stock by a senior member of the company’s management team. The press release also addressed false media reports regarding the completion of an acquisition. In conjunction with this disclosure Concordia International Corp. is filing the following exhibit:
Exhibit 99.1        Press release of Concordia International Corp. dated August 22, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: August 22, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated August 22, 2016.